December 19, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Gowetski, Special Counsel

RE:	Select Income REIT
Registration Statement on Form S-4
File No. 333-199445

Dear Ms. Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Select Income REIT (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on December 23, 2014, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1)  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Margaret R. Cohen of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4859 and that such effectiveness also be confirmed in writing.

United States Securities and Exchange Commission

December 19, 2014

Very truly yours,

Select Income REIT

By:	/s/ David M. Blackman
	Name:	David M. Blackman
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request